Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption "Interests of Experts" and to the use in this Annual Report on Form 40-F of our report dated February 12, 2026, with respect to the consolidated statements of financial position of Galiano Gold Inc. (the "Company") as of December 31, 2024 and 2025, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, included in this Annual Report on Form 40-F. We also consent to the incorporation by reference of the above-mentioned report in the Company's Registration Statement on Form F-10 (File No. 333-288285).

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2026